May 21, 2014
CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	Molycorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 3, 2014 File No. 001-34827
Ladies and Gentlemen:
Molycorp, Inc., a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 9, 2014 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”) filed March 3, 2014.
Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.
Form 10-K for the Fiscal Year Ended December 31, 2013
Management’s Discussion and Analysis of Financial condition and Results of Operations, page 49
Contractual Obligations, page 66

1.
Comment: We note that you aggregate your debt and capital lease obligations in one line item in your contractual obligations table. Please confirm that you will report these obligations separately in future filings to comply with Item 303(a)(5) of Regulation S-K and provide draft disclosure of the revised table for the year ended December 31, 2013 with your response. In addition, please reconcile the debt and capital lease amounts reported in your revised table to your disclosures at note 14.

Response: In future periodic reports, in the Contractual Obligations section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) we will report our debt and capital lease obligations separately.

United States Securities and Exchange Commission
Division of Corporation Finance
May 21, 2014

The following is an example of how the contractual obligations table will be revised in future filings, based on fiscal 2013 disclosures:
“At December 31, 2013, we had the following contractual obligations:”

		Less Than			More Than
	Total	1 Year	1 - 3 Years	4 - 5 Years	5 Years
Operating lease obligations	$6,283	$2,583	$2,263	$442	$995
Purchase obligations and other commitments	238,945	216,249	12,813	6,239	3,644
Employee obligations	2,100	2,100	0	0	0
Asset retirement obligations	33,716	513	3,792	4,064	25,347
Long-term debt	1,485,864	14,088	646,766	175,010	650,000
Fixed interest on long-term debt	584,124	107,105	309,770	134,749	32,500
Capital lease obligations	50,151	7,099	20,181	5,082	17,789
Total	$2,401,183	$349,737	$995,585	$325,586	$730,275

The long-term debt amounts in the table above are on an undiscounted basis and agree to the amounts we disclosed at page 100, Note 14 as follows (the sum of 2015-2017 equals $646.8 million, or $646,766 as shown in the table above under “1-3 Years”):
“Scheduled minimum debt repayments, excluding capital lease obligations, are $14.1 million in 2014, [$1.5 million in 2015, $230.9 million in 2016, $414.4 million in 2017,] $175.0 million in 2018 and $650.0 million thereafter”.
The capital lease obligations in the table above are on an undiscounted basis and agree to the amounts we disclosed at page 103, Note 14 as follows (the sum of 2015-2017 equals $20.1 million, or $20,181 as shown in the table above under “1-3 Years”):
“Future minimum payments on the capital lease obligations, are $7.1 million in 2014, [$7.1 million in 2015, $7.1 million in 2016, $6.0 million in 2017,] $5.1 million in 2018 and $17.8 million thereafter”.
We note that the capital lease obligations that were combined with our long-term debt in the contractual obligations table included in 2013 Form 10-K MD&A were inadvertently presented on a discounted basis.
Notes to Consolidated Financial Statements, page 81
Note 2 – Summary of Significant Accounting Policies, page 81
Basis of Presentation, page 81

2.
Comment: Please confirm to us that you will provide the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification required by

United States Securities and Exchange Commission
Division of Corporation Finance
May 21, 2014

ASU 2013-12 or tell us why you believe that you are not subject to this new reporting requirement. Also provide us with the text of your proposed future disclosures based on your December 31, 2013 financial statements.
Response: In future period reports, we will provide the following disclosures as required by ASU 2013-12:
The components of Accumulated other comprehensive income (loss) (“AOCI”) within our statement of stockholders’ equity as of December 31, 2013 are as follow:

	Pre-tax amount	Tax	After-tax amount
	(In thousands)
Foreign currency translation adjustments	$(6,638)	-	$(6,638)
Postretirement benefit liability	187	-	187
	$(6,451)	-	$(6,451)

The following table provides the changes in AOCI for the year ended December 31, 2013:

	Foreign currency translation adjustments	Postretirement benefit liability	Accumulated other comprehensive income (loss)
	(In thousands)
Balance at December 31, 2012	$(8,261)	$(1,172)	$(9,433)
Changes in other comprehensive income before reclassifications	1,623	1,652	3,275
Net loss reclassified from AOCI	-	(293)	(293)
Balance at December 31, 2013	$(6,638)	$187	$(6,451)

The following table shows the details of AOCI components for the year ended December 31, 2013:

Details about AOCI Components	Amount of loss reclassified into income	Affected line item in the Consolidated Statement of Operations
(In thousands)
Amortization of Pension and Postretirement Benefit Liability:
Net actuarial loss	$293	Selling, general and administrative expense
	-	Income taxes
	$293	Net of taxes

United States Securities and Exchange Commission
Division of Corporation Finance
May 21, 2014

Note 9 - Goodwill and Intangible Assets, page 91

3.
Comment: We note you have identified the Molycorp Silmet Facility as a separate reporting unit for purposes of performing your goodwill impairment testing. However, we understand from your disclosures under this heading and those in Note 4 – Segment Information beginning at page 86 that the production of rare earths at this facility are reported in the Chemicals and Oxides segment and that the manufacturing of tantalum and niobium at Silmet are reported in your Rare Metals segment. Please tell us how the aggregation of these components into a single reporting unit is consistent with FASB ASC paragraph 350-20-35-35 which only allows for aggregation of components within the same operating segment.

Response: The goodwill allocated to the Molycorp Silmet facility is approximately $1.5 million of which, $0.75 million relates to the Chemical and Oxides and Rare Metals operating segments, respectively. Given the immateriality of this balance, we determined that if we had aggregated the two components of the Molycorp Silmet facility to the respective reporting units where they belong (Silmet - Chemicals and Oxides, and Silmet - Rare Metals) our conclusions on the goodwill impairment testing would have not been different than performing the testing on the Molycorp Silmet facility as a single reporting unit, as the facility passed Step 1 of the impairment test by a significant margin.

4.
Comment: We note your disclosure indicating that you finalized the acquisition of Molycorp Canada in the second quarter of 2013 and increased the amount of goodwill recorded by $31.6 million. We also understand that you also recorded an offsetting impairment charge and recognized the charge retroactively in the fourth quarter of 2012. Please explain why you recorded the charge in the fourth quarter 2012, and provide the accounting literature that supports your view. Please also describe your consideration of FASB ASC paragraph 350-20-35-19 and FASB ASC paragraphs 805-10-25-13 and 14. In this regard, please identify the new information about facts and circumstances that existed as of the acquisition date that led you to record the impairment charge retrospectively.

Response: For the year ended December 31, 2012, we recorded a goodwill impairment charge of approximately $258.3 million that was primarily associated with the reporting units created as a result of the Molycorp Canada acquisition.
On October 15, 2013, we filed an Amendment No. 2 to our Form 10-K for the year ended December 31, 2012 to revise Part II, Item 9A as it relates to our conclusion regarding disclosure controls and procedures and report on internal control over financial reporting. In addition, and independently from the revision of Part II, Item 9A, we revised the December 31, 2012 audited consolidated financial statements and total assets by segment in connection with the final allocation of the consideration transferred to the net assets of Molycorp Canada. The purchase price allocation was finalized within the one-year deadline as required by ASC paragraph 805-10-25-14. When the fair value of certain third party investments and noncontrolling interests acquired as part of the Molycorp Canada acquisition, and related income tax accounting impacts, were finalized during 2013, we recognized an additional

United States Securities and Exchange Commission
Division of Corporation Finance
May 21, 2014

goodwill allocation of $31.6 million to the consideration transferred. This is consistent with our disclosure in note 11 Acquisitions - Molycorp Canada in our 2012 Form 10-K that the purchase price allocation was preliminary and subject to further changes as the Company obtained additional information to finalize the fair value of certain entities acquired to determine the income tax and non-controlling interests of the fair value adjustments.
Since this additional goodwill was greater than the fair value of the goodwill determined at December 31, 2012, when we tested the goodwill for impairment, we recognized an additional goodwill impairment charge to completely offset that incremental goodwill. We recognized this charge retrospectively in accordance with ASC paragraph 805-10-25-13.
Note 16 - Stockholder’s Equity, page 107

5.
Comment: We note you disclose that in order to facilitate the offering of the 5.5% Convertible Senior Notes due 2018 and the 6.0% Convertible Senior Notes due 2017, you entered into share lending agreements with Morgan Stanley Capital Services LLC (“MSCS”) in 2013 and 2012. We also note that you have issued 6,666,666 and 13,800,000 of borrowed shares to MSCS in 2013 and 2012 respectively. Please tell us whether you have recognized the fair value of the share-lending arrangement as an issuance cost at the date of issuance as required by FASB ASC 470-20-25-20A and expand your disclosures to provide the following additional information required by FASB ASC 470-20-50-2A to the extent material:

•	The fair value of the outstanding loaned shares as of the balance sheet dates;

•	The unamortized amount of the issuance costs associated with the share-lending arrangement at the balance sheet dates;

•	The classification of the issuance costs associated with the share-lending arrangement at the balance sheet dates; and

•	The amount of interest cost recognized relating to the amortization of the issuance cost associated with the share-lending arrangement for the reporting periods.
Response: At the time we entered into the share lending agreements with MSCS, given that the guidance in ASC 470-20 is silent as how to fair value a share lending agreement, we reviewed the indexes for share lending transactions as a proxy to fair value the borrowed shares we issued to MSCS. We noted those indexes are not applicable to us since we are not in the business of share lending, and that the indexes for small and mid cap companies had a negative value at the date of our first share lending agreement. As such, we determined that the nominal lending fee MSCS paid to us was the amount a market participant would pay for the borrowed shares. Given the immateriality of the aggregate lending fee ($9,600.60), no further consideration was given to the accounting treatment of the share lending agreements.

United States Securities and Exchange Commission
Division of Corporation Finance
May 21, 2014

Note 19 – Commitments and Contingencies, page 114
(e) Purported Class Action, Derivative Lawsuits, page 115

6.
Comment: We note your disclosures related to the class action and derivative lawsuits filed against the company state that you “cannot determine with certainty the ultimate outcome of such litigation or proceedings.” Please revise to disclose the amount or range of a reasonably possible loss or indicate that an amount cannot be estimated to comply with the disclosure requirements of FASB ASC 450-20-50-4.

Response: The class action and derivative lawsuits described in the disclosure have not progressed to a point where a reasonably possible range of losses associated with their ultimate outcome can be estimated at this time. In future periodic reports, as applicable, we will revise the disclosure as follows:
"....The class action and derivative lawsuits described above have not progressed to a point where a reasonably possible range of losses associated with their ultimate outcome can be estimated at this time. If the final resolution of any such litigation or proceedings is unfavorable, our financial condition, operating results and cash flows could be materially affected."

Note 26 - Subsidiary Guarantor Financial Information, page 119

7.
Comment: Your disclosure regarding your guarantor subsidiaries indicate that the Senior Notes are jointly, severally and unconditionally guaranteed by all of your existing and future domestic material subsidiaries. Note that Rule 3-10(f) of Regulation S-X states that the guarantees should be full and unconditional. In addition, Rule 3-10 of Regulation S-X states that each guarantor subsidiary must be “100% owned” by the parent issuer. Please revise your disclosure, in future filings, to clarify whether the guarantees are full and unconditional and whether the guarantor subsidiaries are 100% owned. To the extent that the guarantees are not full and unconditional and the guarantor subsidiaries are not 100% owned, tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.

Response: As indicated in the exchange offer registration statement we filed with the Commission on November 23, 2012, our obligations under the 10% senior secured notes are fully and unconditionally and jointly and severally guaranteed on a senior basis by our existing and future domestic restricted subsidiaries, other than certain excluded subsidiaries. In addition, the guarantor subsidiaries, Molycorp Minerals, LLC and Molycorp Metals and Alloys, Inc., are 100% owned by Molycorp, Inc. In future periodic reports, we will revise our disclosure within the Subsidiary Guarantor Financial Information as follows:
"The Senior Notes are fully, unconditionally and jointly and severally guaranteed by all of Molycorp, Inc.'s 100% owned existing and future domestic material subsidiaries, as defined in the indenture governing the Senior Notes (collectively, the "Guarantor Subsidiaries")......"

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United States Securities and Exchange Commission
Division of Corporation Finance
May 21, 2014

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (303) 843-8040 or (416) 367-8588.

Very truly yours,
/s/ Michael F. Doolan
Michael F. Doolan Executive Vice President and Chief Financial Officer